HOMEPRO TOOLBOX

On-demand tools to solve your
business problems in 30 minutes or less!

Investor Deck

PROBLEM

The Home Improvement Industry has a huge success gap!

There are +31.7M small businesses in the US[1] with +5.8M[2] serving the professional side of the $537.9B[3] home improvement industry, owned and operated by individuals who are ***masters of their craft*** but who are ***not masters of their businesses***.

1. SBA Small-Business-FAQ-2020/10 | 2. Angi, The Economy of Everything Home. HomeServiceMarket2021-Report_R7-1 | 3. North American Hardware and Paint Association Projections 2020-2025, via The Farnsworth Group

These small business owners are ***behind the success curve*** because they got into this out of a passion for what they do and suddenly find themselves needing to know how to run a business successfully without....

THE TIME



TO FIGURE IT OUT

Home Pros spend ***80-95% of their time working in their business,*** don't have time to source specialists and don't want to continue on the long slow road of trial-and-error.

THE MONEY



TO SPEND ON SOLUTIONS

The specialized Consultants who know how to help them to breakthrough their limitations are hard to find and ***very expensive to hire***.

THE KNOW-HOW



TO DO IT THEMSELVES

Although smart and resourceful, most Home Improvement Professionals ***lack formal business education*** and don't know where to look or what to do next.

SOLUTION

Take consultative business coaching on-demand to help small businesses get to where they want to *GROW*!

Homepro Toolbox provides the expertise of an *elite industry-focused business consultant* without the price-tag or the time-drag.

Available 24/7 | Comprehensive Tools | Supported by Community

Homepro Toolbox is the only on-demand ***comprehensive business toolbox*** that provides grab-and-go access to COMMUNITY, CONTENT and TOOLS that are:

REAL

+270 highly effective best practices / tools being used by top performing businesses *now* to drive RESULTS.

SNACKABLE

Easy-to-use & Quick to find:

- ✓ Videos (SHORT - 7min average)
- ✓ Implementation support
  Templates | Checklists | Worksheets

FLEXIBLE

Members can customize their experience and find the right tools, insights, and community exactly when they need it

ADDRESSABLE MARKET

The business coaching/consulting industry is ripe for modernization AND the professional side of the Home Improvement industry *is the perfect place to start* because this industry is growing, these business owners are looking for answers and will do whatever it takes to succeed!

$537.9B

2021 U.S. Home Improvement Industry Sales[1]
CAGR: 2020-2025 = 4.7%

$64.4B

Business Consulting Industry[2]

5.8M

U.S. Home Improvement professionals[3]

1. North American Hardware and Paint Association Projections 2020-2025, via The Farnsworth Group | 2. Statista Research Department 1/11/22 | 3. Angi, The Economy of Everything Home HomeServiceMarket2021-Report_R7-1

BUSINESS MODEL

Every Home Improvement Professional should have access to the tools they need to succeed no matter the stage or size of their business!

We Offer Flexible Subscription Options that Include:

- ✓ 7-day free trail *of Sales Accelerator*
- ✓ 3 affordable subscription options
- ✓ Month-to-month or annual options
- ✓ No contract
- ✓ Unlimited users
- ✓ App or browser access
- ✓ Satisfaction guarantee



Sales Accelerator
Access to Marketing, Sales & Closing
FREE TRIAL
then $47 / month
✓ Community
✓ Core content:
+ Sales
+ Marketing
+ Appointment Setting
Business Booster
Sales Accelerator + Templates
$97/ month
MOST POPULAR – SAVE TIME, MONEY & HASSLE
✓ Template Library with a wide range of done-for-you resources
Business Jetpack
Everything + Peer Community!
$199/ month
EVERYTHING WE OFFER, PLUS NETWORKING
✓ Full access to everything Homepro Toolbox has to offer with over 270 tools

GO TO MARKET

By aligning our deep understanding of Home Improvement Professionals and of the large corporations who serve and supply them, we are poised to take significant market share.

B2B Direct Subscription

Digital Dominance

- ✓ Freemium point of entry
- ✓ Flexible tiered subscriptions
- ✓ High-conversion website
- ✓ Drive targeted traffic
  SEO | Social |Multi-channel Advertising
- ✓ Content Marketing
- ✓ Email Marketing
  +9k audience increase to +100k

Enterprise Collaborations

Potential Customers | Partners

- ✓ Local Review and Social Networking companies
- ✓ Industry Associations & Influencers
- ✓ Manufacturers & Suppliers
- ✓ Home Improvement Franchises
- ✓ Affiliate relationships
- ✓ Marketing, Accounting, SaaS and Service Agencies

SCALING THE BUSINESS

With firm foundations in place, we plan to scale quickly to achieve:

- ✓ Profitability by Q1 2023
- ✓ 85% conversion rate from freemium to paid subscription Y1.
- ✓ +$10M Annual Run Rate inside of two years

Members
Average Subscription Price
Projected Annual Run Rate
Projected Annual Revenue

	Members	ASP	ARR	Revenue
2022P (6 months marketing)	250	$97	+$300k	+$200k
2023P	10,000	$97	$10M	+$4M
2024P	25,000	$97	+$27M	$21M

This slide contains forward-looking projections that cannot be guaranteed. REV72822

COMPETITIVE ANALYSIS

The time is *now* to disrupt the traditional consulting and educational options that vary wildly in quality, availability, applicability.

$25k to + 100k/yr
Private Consultant

High Impact |Time-consuming | Titrated implementation | Limited availability | Costly to customize | Hard to find |

$1.5k to +25k
Live Training Program

Rigid structure | Limited availability | Costly to customize |

$0
YouTube | Google

Time-consuming | No customization | No Quality Control | *You get what you pay for!*

MILESTONES

Completing our content suites to align with our promise to ***solve any business problem* in 30 minutes or less** has been our primary focus.

Next, we plan to shift gears to sales and scale the model by launching enterprise collaborations and dramatically amplifying our visibility.

This slide contains forward-looking projections that cannot be guaranteed.

HOMEPRO TOOLBOX

S2 2021 — **Quick-Startup**
Inception to minimal viable product in 3mo.
- ✓ Branding | Content Marketing | Website
- ✓ Initial Product Launch: 9 rooms | **109 tools**

S1 2022 — **Focused Product Development**
- ✓ Podcast Collaboration | Tradeshow debut
- ✓ Beta Members
- ✓ 13 rooms | +**270 tools**

S2 2022 — **Visibility and Scale**
- ✓ New high-conversion Website
- ✓ Launch Marketing Plan
- ✓ Complete product development: 350 tools

2023 — **Momentum**
- ✓ +25% month-over-month membership growth
- ✓ Enterprise and Content Collaborations

2024 — **Expansion**
- ✓ Sustained membership growth
- ✓ Expanded Enterprise and Content Collaborations
- ✓ New product development to increase CLV and support Home Improvement Professionals

USE OF FUNDS

We're raising capital to achieve these goals.

Use of Funds at $175,000 Raised


6%
3%
9%
11%
71%
Marketing
Team
Team
Legal & Professional
Operational Expenses

LAUNCH THE MARKETING PLAN



TO DRIVE CONVERSION

- ✓ *New high-conversion Website*
- ✓ *Expanded content marketing*
- ✓ *Cohesive brand experience*

FOCUS ON SALES



TO ACHIEVE MOMENTUM

- ✓ *Multi channel advertising*
- ✓ *Capture market share quickly*

STRENGTHEN THE TEAM



TO AMPLIFY OUR IMPACT

- ✓ *Drive growth and engagement*
- ✓ *Continue Product Development*

This contains forward-looking projections that cannot be guaranteed.

TEAM BIOS



MADELEINE MACRAE

CEO | 3x Founder | Chief Innovator

Madeleine brings the polish of a professional speaker, the discipline of a corporate executive, the insight of a highly sought-after business coach, and the passion of an entrepreneur to every endeavor.
Taught more than 25,000 pros. Previously: Somfy Systems



REBECCA BRATZ

Lead Designer

Passionate about the place where creativity and order meet, Rebecca brings style and clarity to every digital resource in Homepro Toolbox. Her Home Improvement industry background, and corporate and entrepreneurial experiences make her the perfect fit within our team. Previously: Kohler



MARCELA ORTIZ

Lead Editor

Marcela creates videos that educate and inspire. Her work with iconic content creators has inspired her creative expression and helped her refine her craft and she brings those honed skills to our brand. Previously: Flash Film Media

THANK YOU!

Discover more:
homeprotoolbox.com

Get in touch:
madeleine@homeprotoolbox.com

Contact

APPENDIX

Taking a closer look at Homepro Toolbox

HOMEPRO
TOOLBOX

WHAT'S IN THE TOOLBOX


+270
TOOLS

- ✓ *Organized by topic*
- ✓ *Searchable by keyword*
- ✓ *Comment-enabled for Q&A within the Homepro Toolbox community*

✓ **Short-form Video Content** for fast grab-and-go support in the moment it's needed

✓ **Implementation Resources**
Worksheets | Guides | Checklists | Swipe-copy | Done-for-you Templates

✓ **Diverse Success-minded Community of Peers**
For support, advice and inspiration.

✓ **Comprehensive Content Suite**
Ownership Essentials | Sales | Marketing | Hiring | Onboarding | Leadership & Management | Appointment Setting | Time Management | Goals & Planning | Communication |
... with new content being added every month!

LET'S TAKE A TOUR!

1. Open your app or go to the member site in a browser

2. Search for your topic OR go to a **content room**

3. Find the topic you need, click and then ...



TOOLBOX
Search
The Forum
Start Here
Roundtable
Introductions
Monday Motivation
The Toolbox
Work on your biz, not in it!
Goals & Planning
Leadership & Mgmt
Hiring
Onboarding
Appt Setting & Scheduling
Sales Fundamentals
Marketing Fundamentals
Time Management
Template Library
Coming Soon
Haters - OPENING May
In Home Selling - June
TOP 5 RULES FOR HIRING SUCCESS
Top 5 Rules for Hiring Success
HOW TO WRITE GREAT JOB DESCRIPTIONS PART 1
How to Write Great Job Descriptions Part 1
HOW TO WRITE GREAT JOB DESCRIPTIONS PART 2
How to Write Great Job Descriptions Part 2
TITLES THAT EMPOWER PART 1
Titles that Empower, part 1
TITLES THAT EMPOWER PART 2
Titles that Empower, part 2
EXEMPT VS. NON-EXEMPT
WHAT TO DO WHEN YOUR JOB ADS AREN'T WORKING
3 Tips to Improve Results with your Job Ad
Hiring: The Art of the Ad
7 STEPS TO CREATING COMPELLING ADS
Hiring
HIRING
Hiring Room Overview
One of the most important roles of good leaders is making sure that the right people are in the right roles doing the
3.

Learn what you need & implement in your business in **30 minutes or less!**



HIRING: 7 STEPS TO CREATING COMPELLING ADS
Copy That Really Works!
11:13
Effective hiring ads are more than a copy-and-paste of your Job Description. In tone and in content, they speak directly to the ideal candidate, the avatar, who will excel in this role. Use this video to help you think through the 7 steps to building out successful ads
Related Tools:
Hiring Ads Samples and Resources
Hiring: The Avatar
How to Write Great Job Descriptions, part 2
7-Steps-Hiring-Ad-Copy-worksheet.pdf
170 KB
7 STEP HIRING
AD COPY
WORKSHEET
STEP 1 - QUALIFYING QUESTIONS
Company-Snapshot-Worksheet.pdf
183 KB

4. Watch a Short Video
   7minute average length



Hiring: 7 Steps to Creating Compelling Ads
HIRING: 7 STEPS TO CREATING COMPELLING ADS
Copy That Really Works!

5. Discover Supplemental Content



11:13
Related Tools:

6. Start using it in your business immediately



7-Steps-Hiring-Ad-Copy-worksheet.pdf
170 KB
7 STEP HIRING
AD COPY
WORKSHEET
Company-Snapshot-Worksheet.pdf
183 KB

WHAT MEMBERS ARE SAYING...



Ron Coleman

Sales Director, Inspired Closet WC

The Toolbox has been enlightening to say the least! As a sales director, there are often competing priorities on an hourly basis that need attention. One of my favorite tools falls within the **time management room**! This tool introduces the importance of intense focus and prioritization on a day-to-day basis in order to accomplish goals!

This tool has created **immediate results**!

★★★★★



Michael Murphy

CEO, M4 Specialty / PGTX

From the first time I heard Madeleine speak at a conference, I was 100% positive I needed her coaching in my life and my businesses. Each of the companies we own **have excelled** since our engagement with her.

This unique toolbox of tips/tricks covers all aspects of the business, HR, Accounting/Forecasting, Management, Sales. **It is a one stop shop for all things business.**

★★★★★



Lisa Hayse

Business Manager, Schammerhorn Inc.

It's so great not to start from scratch! Job description templates are so wonderful and easy to update/customize. I love that I can pass on relevant training to my team.

I was just thinking this morning **how grateful I am for Home Pro Toolbox.** The support you've offered me has **kept me from going into burnout** during difficult seasons. It's also just fun! I get excited finding ways to **uplevel our business** and **work smarter not harder.**

★★★★★

WHAT MEMBERS ARE SAYING...



Randy Fox

President, Fox Valley Electric and Solar

We have been using the HomePro Toolbox for a few months now and there is **so much helpful information!** From marketing to employee management to sales we have learned and make use of literally dozens and dozens of tools that are **making a huge impact in our Solar business**. Thank you Madeleine!

★★★★★



Darla Rowell Zorn

SO in love with this! Onboarding a new employee this week; using the toolbox saved me hours of time.

Love · Reply · 1d ♥ 2



Erin Ennis

Owner, Energy Exteriors NW

Homepro Toolbox has helped each salesperson be **successful proposal after proposal**!

Homepro Toolbox offers valuable information, templates and trainings and **takes away some of the stress of running an independent business**.

★★★★★

HOMEPRO TOOLBOX